

Mail Stop: 3561

June 5, 2017

Via E-Mail
Jeffery Tygesen
Chief Executive Officer
Turquoise Hill Resources Ltd.
Suite 354 – 200 Granville Street,
Vancouver, British Columbia,
Canada, V6C 1S4

Re: **Turquoise Hill Resources Ltd.**
   Form 40-F for the Fiscal Year Ended December 31, 2016
   Filed March 27, 2017
   File No. 001-32403

Dear Mr. Tygesen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2016

Financial Statements

Note 18 – Income Taxes, page 38

1. We note you recognized additional deferred tax assets as of December 31, 2016 in relation to your Mongolian taxes based on "stronger taxable income projections driven by improved long term commodity price projections and updated technical and operating assumptions." Please clarify the underlying events or circumstances that prompted the change in technical and operating assumptions and how these assumptions differed from those used in your assessment of recovery of your deferred tax assets in 2015.

2. We understand that you completed an updated NI 43-101 technical report in October 2016. We note that your disclosure at page 11 of Management's Discussion and

Analysis indicates there were no changes to reserves and resources on the Oyu Tolgoi property other than depletion from the open pit operations. To the extent your updated technical reports impacted your assessment of the recoverability of your deferred tax assets, please clarify the changes made to your underlying assumptions and your life of mine plan that support your conclusion to recognize additional deferred tax assets.

3.   We note you recognized $43.0 million of deferred tax assets related to your Canadian operations due to the realization of taxable income in Canada in 2016 and "increased confidence and precedent from management services payment receipts and interest income." Please further explain to us the changes in circumstances and the convincing evidence obtained that led to your recognition of these tax assets in 2016. Please also address your consideration of prior year tax losses in making your assessment, quantifying the taxable income/(loss) generated in Canada over the last three years. Refer to paragraphs 34 through 36 of IAS 12.

4.   We note your consolidated results have been significantly impacted by income tax benefits and that your effective tax rates have also significantly changed from 2015 to 2016. Please expand your disclosure in management's discussion and analysis to explain the movements in your income tax expense/benefits and your effective tax rates.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joanna Lam at (202) 551-3476 or me at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Branch Chief
Office of Beverages, Apparel, and
Mining